Exhibit 99.1
FCA reports record first quarter with Adjusted EBIT of €1.5 billion, up 11%, margin increasing to 5.5%; Adjusted Net Profit up 27% to €0.7 billion and Net Profit of €0.6 billion. Full-year guidance is confirmed.

•	Worldwide combined shipments(1) of 1,145 thousand units, substantially in line with Q1 2016

•	Net revenues of €27.7 billion, up 4%

•	Adjusted EBIT of €1,535 million, up 11% with improvement in all segments except LATAM

•	Adjusted net profit of €671 million, up 27%; Net profit of €641 million, up 34%

•	Net industrial debt of €5.1 billion, limiting the seasonal increase to €0.5 billion from December 2016, compared to an increase of €1.5 billion for Q1 2016

•	Liquidity strong at €21.6 billion, including extended syndicated revolving credit facility at €6.25 billion, up-sized from €5.0 billion

•	Moody's Investors Service improved FCA outlook to positive from stable and affirmed Ba3 corporate credit rating

FINANCIAL RESULTS	Three months ended March 31
(€ million, except as otherwise noted)	2017	2016	Change
Combined shipments (1) (thousands of units)	1,145	1,131	14	+1%
Consolidated shipments (1) (thousands of units)	1,078	1,086	(8)	(1)%
Net revenues	27,719	26,570	1,149	+4%
Adjusted EBIT (2)	1,535	1,379	156	+11%
Net profit	641	478	163	+34%
Adjusted net profit (2)	671	528	143	+27%
Diluted earnings per share (EPS) (€)	0.411	0.306	0.105
Adjusted diluted EPS (2) (€)	0.430	0.338	0.092

	At March 31, 2017	At December 31, 2016	Change
Net industrial debt (2)	(5,112)	(4,585)	(527)
Debt	(21,156)	(24,048)	2,892
Available liquidity	21,576	23,801	(2,225)

ADJUSTED EBIT	ADJUSTED NET PROFIT

•
Delivered record Q1 results despite NAFTA volumes being impacted by planned manufacturing changes
•
Group margin up 30 bps to 5.5%
•
EMEA margin at 3.2%, up 130 bps from 1.9%; NAFTA margin up to 7.3%
•
Maserati margin improves to 11.3% from 3.1%; third consecutive quarter of double-digit margin

•
Increase driven by continued strong operating performance
•
Net financial expenses of €436 million, down €76 million primarily as a result of gross debt reduction
•
Tax expense of €428 million, with effective tax rate of 39%, in line with prior year

NET INDUSTRIAL DEBT	2017 GUIDANCE(3)

•
Increase of €0.5 billion in Net industrial debt mainly driven by negative working capital seasonality
•
Cash flows from operations, net of capital expenditures, improved €0.4 billion from Q1 2016
•
Available liquidity remained strong at €21.6 billion, down €2.2 billion from December 2016 primarily reflecting planned gross debt reduction, partially offset by €1.25 billion increase in the extended syndicated revolving credit facility

The Group confirms full-year guidance:
• Net revenues €115 - €120 billion • Adjusted EBIT > €7.0 billion • Adjusted net profit > €3.0 billion • Net industrial debt < €2.5 billion

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(1) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries; (2) Refer to page 7 for reconciliations of Net profit to Adjusted EBIT, Net profit to Adjusted net profit and Diluted EPS to Adjusted diluted EPS and page 8 for the reconciliation of Debt to Net industrial debt; (3) Guidance is not provided on the most directly comparable IFRS financial statement line item for Adjusted EBIT and Adjusted net profit as the income or expense excluded from these non-GAAP financial measures in accordance with our policy are, by definition, not predictable and uncertain.

Results by segment

Net revenues and Adjusted EBIT by segment
Net revenues			Adjusted EBIT
Three months ended March 31			Three months ended March 31
2017	2016	(€ million)	2017	2016
17,100	17,136	NAFTA	1,241	1,227
1,672	1,311	LATAM	(20)	11
666	949	APAC	21	12
5,630	5,040	EMEA	178	96
949	508	Maserati	107	16
2,532	2,319	Components (Magneti Marelli, Comau, Teksid)	118	86
(830)	(693)	Other activities, unallocated items and eliminations	(110)	(69)
27,719	26,570	Total	1,535	1,379

NAFTA	Three months ended March 31		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	609	649	(6)%	—
Net revenues (€ million)	17,100	17,136	—%	(4)%
Adjusted EBIT (€ million)	1,241	1,227	+1%	(3)%
Adjusted EBIT margin	7.3%	7.2%	+10 bps	—

Improved margin despite lower shipments
•
U.S. market share(4) of 12.5%, down 90 bps driven by discontinuation of the Dodge Dart and Chrysler 200 and the transition to the all-new Jeep Compass, as well as reduced fleet volumes
•
Decrease in shipments primarily due to lower fleet volumes and ramp up of all-new Jeep Compass
•
Net revenues flat; positive vehicle and market mix, as well as positive foreign exchange translation, substantially offset by lower shipments
•
Adjusted EBIT slightly improved mainly due to purchasing savings, lower warranty costs and favorable foreign currency translation effects, partially offset by higher product costs for content enhancements and unfavorable net price

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(4) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

LATAM	Three months ended March 31		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	101	102	(1)%	—
Net revenues (€ million)	1,672	1,311	+28%	+5%
Adjusted EBIT (€ million)	(20)	11	n.m.(5)	n.m.(5)
Adjusted EBIT margin	(1.2)%	0.8%	n.m.(5)	—

Maintained market share(6) leadership in Brazil with 17.8% market share
•
Shipments flat despite continued market weakness in Brazil
•
Net revenues increase primarily due to favorable vehicle mix, positive net pricing mainly in Brazil and favorable foreign exchange translation effects
•
Adjusted EBIT decrease mainly as a result of higher product costs driven by inflation, higher depreciation and amortization related to new vehicles and negative foreign exchange effects, partially offset by increase in Net revenues and lower advertising costs
•
Adjusted EBIT excludes total charges of €32 million related to workforce restructuring costs

APAC	Three months ended March 31		Change
	2017	2016	Actual	CER
Combined shipments (1) (thousands of units)	66	53	25%	—
Consolidated shipments (1) (thousands of units)	16	25	(36)%	—
Net revenues (€ million)	666	949	(30)%	(32)%
Adjusted EBIT (€ million)	21	12	+75%	+82%
Adjusted EBIT margin	3.2%	1.3%	+190 bps	—

Combined shipments up 25%
•
Continued transition to localized Jeep production through JV in China driving higher combined shipments and lower consolidated shipments
•
Net revenues decrease primarily as a result of lower consolidated shipments
•
Adjusted EBIT increase mainly due to improved results from JV in China, partially offset by lower Net revenues

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(5) Number is not meaningful; (6) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

EMEA	Three months ended March 31		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	340	304	+12%	—
Net revenues (€ million)	5,630	5,040	+12%	+12%
Adjusted EBIT (€ million)	178	96	+85%	+86%
Adjusted EBIT margin	3.2%	1.9%	+130 bps	—

Adjusted EBIT nearly doubled with margin up 130 bps
•
European market share (EU28+EFTA) for passenger cars up 30 bps to 7.0% (up 50 bps to 29.6% in Italy) and down 10 bps to 10.8% for light commercial vehicles (LCVs)(7) (41.0% in Italy, down from 44.7%)
•
Increase in shipments primarily driven by Fiat Tipo family, all-new Alfa Romeo Giulia and Stelvio and Fiat Professional Talento
•
Net revenues increase due to higher volumes and favorable vehicle mix mainly driven by all-new Alfa Romeo Giulia and Stelvio
•
Adjusted EBIT increase primarily from higher Net revenues, as well as purchasing and manufacturing efficiencies, partially offset by increase in advertising costs, research and development costs and depreciation related to new vehicles

MASERATI	Three months ended March 31		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	11.9	6.3	+89%	—
Net revenues (€ million)	949	508	+87%	+86%
Adjusted EBIT (€ million)	107	16	+569%	+564%
Adjusted EBIT margin	11.3%	3.1%	+820 bps	—

Third consecutive quarter of double-digit margin
•
Shipments nearly doubled driven by all-new Levante; increases in all regions: Europe (+109%), China (+98%) and North America (+77%)
•
Net revenues increase due to higher shipments and favorable vehicle and market mix
•
Adjusted EBIT increase primarily due to increase in Net revenues, partially offset by higher depreciation and amortization related to all-new Levante

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(7) Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist

COMPONENTS (Magneti Marelli, Comau and Teksid)	Three months ended March 31		Change
	2017	2016	Actual	CER
Net revenues (€ million)	2,532	2,319	+9%	+6%
Adjusted EBIT (€ million)	118	86	+37%	+36%
Adjusted EBIT margin	4.7%	3.7%	+100 bps	—

Improved performance from all businesses with margin up 100 bps
•
Net revenues increase driven by higher volumes at Magneti Marelli, Comau and Teksid
•
Adjusted EBIT increase mainly from higher Net revenues and lower industrial costs
•
Magneti Marelli non-captive Net revenues at 66% and Comau at 70%

Brand Activity

▪
European debut of all‐new Jeep Compass at 2017 Geneva International Motor Show
▪
2017 Jeep Grand Cherokee Trailhawk named “2017 SUV of the Year” by Four Wheeler magazine
▪
2017 Jeep Wrangler Unlimited receives lowest “5-Year Cost to Own” award in mid-size SUV/crossover category from Kelley Blue Book

▪
Maserati Levante named “Best Mid/Full Size SUV of the Year” by China’s Xcar.com.cn
▪
Maserati Ghibli  named “Best Car 2016” by France’s Automobile Magazine and, for the third consecutive year, receives “Big Saloon Car 2017” award from Autopista, Coche Actual, Automovil and Autovia magazines

▪
European debut of all-new Alfa Romeo Stelvio at 2017 Geneva International Motor Show
▪
Alfa Romeo Giulia named “2017 Newcomer of the Year” by readers of Quattroruote magazine
▪
Alfa Romeo Giulia voted “Best Car 2017” in mid-size import category by readers of auto motor und sport

▪ 2017 Chrysler Pacifica recognized by U.S. News & World Report as “Best Minivan for the Money” and as “Family Vehicle of the Year” by Midwest Automotive Media Association

▪
Fiat 124 Spider named “Best New Convertible of 2017” by Cars.com and “Best Sports Car for the Money” by U.S. News & World Report
▪
Fiat Toro wins “iF Design Award 2017”, known worldwide for recognizing excellence in design
▪
Limited edition of Fiat 500 presented at 2017 Geneva International Motor Show to mark the iconic model’s sixtieth anniversary

▪ Fiat Professional Ducato named “Best Motorhome Base Vehicle 2017” by readers of Promobil magazine in Germany
▪ Abarth 595 voted “Best Car 2017” in mini-car import category by readers of auto motor und sport
▪ Ram 1500 Rebel Black debuts at 2017 North American International Auto Show
▪ 2017 Dodge Grand Caravan recognized by Kelley Blue Book as lowest “5-Year Cost to Own” in minivan segment

Reconciliations

Net profit to Adjusted EBIT	Three months ended March 31
(€ million)	2017	2016
Net profit	641	478
Tax expense	428	317
Net financial expenses	436	512
Adjustments:
Restructuring costs	35	7
NAFTA capacity realignment	—	51
Currency devaluations	—	19
Other	(5)	(5)
Total adjustments	30	72
Adjusted EBIT (8)	1,535	1,379

Net profit to Adjusted net profit	Three months ended March 31
(€ million)	2017	2016
Net profit	641	478
Adjustments (as above)	30	72
Tax impact on adjustments	—	(22)
Total adjustments, net of taxes	30	50
Adjusted net profit (9)	671	528

Diluted EPS to Adjusted diluted EPS	Three months ended March 31
	2017	2016
Diluted EPS (€/share)	0.411	0.306
Total adjustments, net of taxes (€ million)	30	50
Impact of adjustments on Diluted EPS (€/share)	0.019	0.032
Adjusted diluted EPS (€/share) (10)	0.430	0.338
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,551,534	1,540,451

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(8) Adjusted EBIT excludes certain adjustments from Net profit including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit); (9) Adjusted net profit is calculated as Net profit/(loss) excluding post-tax impacts of the same items excluded from Adjusted EBIT as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature; (10) Adjusted diluted EPS is calculated by adjusting Diluted EPS for the impact of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.

Debt to Net industrial debt	At March 31, 2017	At December 31, 2016
(€ million)
Debt	(21,156)	(24,048)
Current financial receivables from jointly-controlled financial services companies	87	80
Derivative financial (assets)/liabilities, net and collateral deposits	8	(150)
Current Available-for-sale and Held-for-trading securities	240	241
Cash and cash equivalents	13,910	17,318
Debt classified as held for sale	(8)	(9)
Net debt	(6,919)	(6,568)
Less: Net financial services debt	1,807	1,983
Net industrial debt (11)	(5,112)	(4,585)

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(11) Net industrial debt is computed as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt.

This document, and in particular the section entitled “2017 Guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, including with regard to trade policy; the Group's ability to expand certain of the Group's brands internationally; various types of claims, lawsuits, governmental investigations and other contingent obligations against the Group, including product liability and warranty claims and environmental claims, governmental investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the Group's ability to enrich its product portfolio and offer innovative products; the high level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for adequate access to financing for the Group's dealers and retail customers and risks associated with financial services companies;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; changes in the Group's credit ratings; the Group's ability to realize anticipated benefits from any joint venture arrangements and other strategic alliances; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On April 26, 2017, at 3p.m. BST, management will hold a conference call to present the 2017 first quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.

London, April 26, 2017